Exhibit 12.1

The Hillman Companies, Inc.
Computation of Ratio of Income to Fixed Charges
Year Ended December 31, 2004
(Dollars in thousands)

Income from Operations	$10,078
Depreciation	15,187
Amortization	5,748
Stock compensation expense	272
Non-recurring expense	30,707
Proforma adjustments (1)	942

Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”)	$62,934
Capital Expenditures	11,990
Interest on junior subordinated notes	12,231
Cash Interest (2)	16,129
Scheduled Debt Payments (3)	2,175
Cash Taxes (4)	1,314

Fixed Charges	$43,839

Ratio of Adjusted EBITDA to Fixed Charges	1.44

(1) - Under the terms of the Senior Credit Agreement certain adjustments were made to Adjusted EBITDA for the three months ended March 31, 2004.

(2) - Per the Senior Credit Agreement Cash Interest for the three months ended March 31, 2004 were defined as $3,750. For the nine months ended December 31, 2004 actual Cash Interest was used.

(3) - Per the Senior Credit Agreement Scheduled Debt Payments for the three months ended March 31, 2004 were defined as $544. For the nine months ended December 31, 2004 actual Scheduled Debt Payments were used.

(4) - Per the Senior Credit Agreement Cash Taxes for the three months ended March 31, 2004 were defined as $1,250. For the nine months ended December 31, 2004 actual Cash Taxes were used.